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Filed by Hawaiian Airlines, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Hawaiian Airlines, Inc. Commission File No. 001-08836

        This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Hawaiian Airlines, Inc. ("Hawaiian Airlines") constitute forward-looking statements. Forward-looking statements speak only as of the date they are made, and Hawaiian Airlines does not undertake any obligation to update publicly any of them in light of new information or future events.

        Forward-looking statements involve inherent risks and uncertainties. Hawaiian Airlines cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports and other documents filed with the SEC by Hawaiian Airlines and the risks associated with the proposed restructuring and the realization of anticipated benefits. Investors should evaluate any statements in light of these important factors.

        Hawaiian Holdings, Inc. ("Hawaiian Holdings") and Hawaiian Airlines will be filing a preliminary proxy statement/prospectus and other relevant documents concerning the proposed restructuring with the SEC. Investors and securityholders are urged the read the preliminary proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information on the proposed restructuring. Investors and securityholders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian Holdings or Hawaiian Airlines may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700). Investors and securityholders should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.

        Hawaiian Airlines and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian Airlines' shareholders to approve the restructuring proposal. The participants in this solicitation may include the directors and officers of Hawaiian Airlines, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian Airlines. A detailed list of the names and interests of Hawaiian Airlines' directors and executive officers, and of their beneficial ownership interests in Hawaiian Airlines, is contained in the proxy statement for the 2001 annual meeting, and an updated list will be included in the preliminary proxy statement/prospectus for the 2002 annual meeting. These documents may be obtained without charge at the SEC's website (www.sec.gov).

        THE FOLLOWING IS A PRESS RELEASE ISSUED BY HAWAIIN AIRLINES, INC. ON MAY 2, 2002.

FOR IMMEDIATE RELEASE Thursday, May 2, 2002	Contact:	Keoni Wagner (808) 838-6778 wagner@hawaiianair.com

Hawaiian Airlines To Form New Holding Company

        HONOLULU - Hawaiian Airlines, Inc. (AMEX and PCX: HA) announced today that it intends to form a holding company to be named "Hawaiian Holdings, Inc." Hawaiian Airlines, Inc. will continue to be operated as a Hawaii corporation and will become a wholly owned subsidiary of Hawaiian Holdings, Inc.

        Hawaiian Airlines' current business, operations and management will remain unchanged by the corporate restructuring.

        Hawaiian Holdings, Inc. will be a Delaware corporation and will be publicly traded under the symbol "HA" on the American Stock Exchange (AMEX) and the Pacific Exchange (PCX).

        The company's restructuring is subject to approval by the shareholders of Hawaiian Airlines. Shareholders will be asked to vote on the restructuring at the 2002 Annual Meeting of Shareholders of Hawaiian Airlines, Inc., which is currently scheduled for June 14, 2002, but subject to change pending completion and mailing of final proxy materials to shareholders.

        As a result of the restructuring, shares of Hawaiian Airlines will be converted into shares of Hawaiian Holdings on a tax-free, one-to-one basis. Thus, shareholders of Hawaiian Airlines will become shareholders of Hawaiian Holdings in the same ownership percentage they held in Hawaiian Airlines.

        John W. Adams, Chairman of the Board of Hawaiian Airlines, said, "The holding company structure will provide us with strategic and operational flexibility that is not currently available to us. Delaware is widely known for the predictability and flexibility of its corporate law, and incorporating there will help us realize the potential benefits that the holding company structure has to offer."

About Hawaiian Airlines

        Founded in 1929 as Inter-Island Airways, Hawaiian Airlines is the first and largest Hawaii-based airline. From Honolulu, Hawaiian Airlines provides scheduled and charter air transportation of passengers, cargo and mail among the islands of Hawaii and between Hawaii and seven Western U.S. gateway cities and two destinations in the South Pacific. The nation's 12th-largest carrier, it is also the second-largest provider of transpacific air service between the U.S. mainland and Hawaii. Additional information on Hawaiian Airlines is available on-line at www.HawaiianAir.com.

Cautionary Statement

        This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Hawaiian Airlines, constitute forward-looking statements. Forward-looking statements speak only as of the date they are made, and Hawaiian Airlines does not undertake any obligation to update publicly any of them in light of new information or future events.

        Forward-looking statements involve inherent risks and uncertainties. Hawaiian Airlines cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports and other documents filed with the Securities and Exchange Commission (SEC) by Hawaiian Airlines and the risks associated with the proposed restructuring and the realization of anticipated benefits. Investors should evaluate any statements in light of these important factors.

        Hawaiian Holdings and Hawaiian Airlines will be filing a preliminary proxy statement/prospectus and other relevant documents concerning the proposed restructuring with the SEC. Investors and security holders are urged to read the preliminary proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information on the proposed restructuring. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian Holdings or Hawaiian Airlines may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700). Investors and security holders should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.

        Hawaiian Airlines and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian Airlines' shareholders to approve the restructuring proposal. The participants in this solicitation may include the directors and officers of Hawaiian Airlines, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian Airlines. A detailed list of the names and interests of Hawaiian Airlines' directors and executive officers, and of their beneficial ownership interests in Hawaiian Airlines, is contained in the proxy statement for the 2001 annual meeting, which may be obtained without charge at the SEC's website (www.sec.gov). An updated list will be included in the preliminary proxy statement/prospectus for the 2002 annual meeting.

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Hawaiian Airlines To Form New Holding Company